Exhibit 99.1

Bright Scholar Announces Results of 2022 Annual General Meeting

FOSHAN, China, August 22, 2022 /PRNewswire/ — Bright Scholar Education Holdings Limited (“Bright Scholar” or the “Company”) (NYSE: BEDU), a global premier education service company, today announced that it held its 2022 annual general meeting of shareholders on August 22, 2022. At the meeting, the shareholders resolved by ordinary resolution to ratify the appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP as the independent registered public accounting firm of the Company for the fiscal year ending August 31, 2022.

About Bright Scholar Education Holdings Limited

Bright Scholar is a global premier education service company, which primarily provides quality international education to global students and equip them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education. Bright Scholar also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China.

IR Contact:

GCM Strategic Communications

Email: BEDU.IR@gcm.international

Media Contact:

Email: media@brightscholar.com

Phone: +86-757-6683-2507